Exhibit 99.1

Tiziana Life Sciences Announces Purchase of Common Shares by Executive Chairman

New York, August 25, 2022 – Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company enabling breakthrough immunotherapies via novel routes of drug delivery, today announces that it has been notified that Panetta Partners Limited, an entity in which Gabriele Cerrone, the Executive Chairman has a beneficial interest, purchased 80,000 common shares at $0.75 per share.

The acquisition takes Mr Cerrone’s interests from 37.61% to 37.70%.

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s two lead candidates, intranasal foralumab, the only fully human anti-CD3 mAb, and milciclib, a pan-CDK inhibitor, have both demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd Hana Malik, Business Development, and Investor Relations Manager +44 (0) 207 495 2379 email: info@tizianalifesciences.com
Investors: Irina Koffler LifeSci Advisors, LLC 646.970.4681 ikoffler@lifesciadvisors.com